Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Project Transcend Inc.
5432 WINDMILL LN
RALEIGH, NC 27606
www.projecttranscend.com

Up to $1,234,999.92 in Common Stock at $1.32
Minimum Target Amount: $10,000.32

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Project Transcend Inc.
Address: 5432 WINDMILL LN, RALEIGH, NC 27606
State of Incorporation: DE
Date Incorporated: February 22, 2019

Terms:

Equity

Offering Minimum: $10,000.32 | 7,576 shares of Common Stock
Offering Maximum: $1,234,999.92 | 935,606 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.32
Minimum Investment Amount (per investor): $149.16

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive 20% bonus shares

Early Investor Bonus 1

Invest within the first week and receive 15% bonus shares

Early Investor Bonus 2

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | I want this to exist

1 year of Project Transcend's premium subscription at no cost.

$1,000+ | I'm down for the cause

5% Bonus Shares

1 year of Project Transcend's Premium subscription, at no cost.

$2,500+ | I'm a true believer in Legacy

8% Bonus Shares

1 year of Project Transcend's Premium subscription, at no cost.

Special edition artwork, custom created from one of your Moments / Memories within the Project Transcend App. Each custom print will feature a unique QR code that links your artwork to the corresponding memory within the app, allowing you to proudly display your favorite moments, while also being able to experience them in the most meaningful way.

$5,000+ | I'm in it to win it with you

10% Bonus Shares

1 Lifetime Premium Subscription to Project Transcend

Special edition artwork, custom created from one of your Moments / Memories within the Project Transcend App. Each custom print will feature a unique QR code that links your artwork to the corresponding memory within the app, allowing you to proudly display your favorite moments, while also being able to experience them in the most meaningful way.

$10,000+ | I'm Ride or Die for this

15% Bonus Shares

2 Lifetime premium subscriptions to Project Transcend, for you and a loved one.

Phone call with the founders of Project Transcend to create your own "Starter Pack"

$20,000+ | Let's start a social media revolution.

20% Bonus Shares

5 Lifetime premium subscriptions to Project Transcend for you and your loved ones.

Invitation to the Transcend Advisory Committee, where you can interact with our founders, and potentially impact product and company direction 4 x per year.

Phone call with the founders of Project Transcend to create your own "Starter Pack"

Private dinner with Project Transcend's founder, Matthew Phillips

Loyalty Bonus will be 20% (previous investors, beta users)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Project Transcend will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.32 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $132 . Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Project Transcend Inc ("Project Transcend" or the "Company") is a C-Corp organized under the laws of the state of Delaware.

Project Transcend Inc is a software as a service comany (SaaS), that has developed a

mobile application dedicated to capturing, preserving, and sharing of one's legacy. Transcend is built upon a foundation of user privacy, where user data isn't sold to advertisers. The company's SaaS model is monetized through user subscriptions.

At it's heart, Transcend is dedicated to helping users document their life's jouney, and ultimately their legacy. Today our app serves as a way to capture and share meaningful moments, and memories for our users, and strengthen the relationships in their lives. One of the most exciting things about Transcend, is the experience creation roadmap that we are on. VR/AR applications, metaverse applications, and the application for healthcare in the “memory care” space, are all well within our capability.

We were featured by Apple, on the apple app store. We will also be featured upon release of our 1.0 launch. In addition, we also own the Trademark for Project Transcend.

Competitors and Industry

Our initial target markets include the following as these are the people in the most immediate need for our solution:

1. Cancer Patients and their families - market size:

1,900,000 New cancer diagnosis each year in the US. 600,000 cancer deaths each year. (American Cancer Society - Cancer Facts and Figures 2022)

18,100,000 Cancer Patients Worldwide. 9,500,000 Cancer Deaths worldwide each year (National Cancer Institute - NIH)

Cancer Trends - By 2040, new Cancer Diagnosis expected to rise to 29.5M Worldwide. Cancer Deaths expected to rise to 16.4M Worldwide (National Cancer Institute - NIH)

2. Memory Care - Alzheimers patients and their families

6,500,000 Patients diagnosed with Alzheimers in the US. (NIH- Alzheimers Facts and Figures 2022)

Alzheimer's Trends - By 2060 it is estimated that the number of Alzheimers patients could grow to 13.8M (NIH - Alzheimers Facts and Figures 2022)

3. Military Families - Active Duty and Veterans and their families

1,400,000 Active Duty Military in the US (Center for Strategic and International Studies - 2022)

845,000 Military Reserves in the US (Center for Strategic and International Studies - 2022)

18,200,000 Veterans living in the US in 2019 (US Census Bureau 2020)

45.1M Active Duty Service Members in the top 10 Countries in the World (World

Population Review 2022)

4. New Parents -

3.7M new births each year in the United States (CDC - 2021)

4.0M new births each year in the European Union (United Nations)

130M new births each year Worldwide (United Nations)

Project Transcend has several major competitors in the Social media/Legacy market. Some of the top competitors in our industry include: Ancestry.com, & Facebook(Meta).
Ancestry.com is the industry leader and the Company's primary competition in the "legacy preservation" industry. They are a SaaS based, subscription model that resembles our own, only Ancestry is considerable more expensive. They are the market leaders in the geneology space, providing access to one's family tree, and the associated records. Facebook(Meta) is the leader in market share within the social media space with near 80% market share of social media users. Despite the present competitive landscape, Project Transcend stands out from Ancestry becuase while they possess access to ones records, they lack any real storytelling capability, or playback of ones life story, and limited social functionality. (https://gs.statcounter.com/social-media-stats/)

We believe that Meta has lost public trust, and has lost relevancy as a meanngful place to authrntically connnect. In our opinion, a lack of data provacy, concerns over mental health effects of meta's companies, and their advertiser focused business model has left consumers searching for a different exoerience.

Project Transcend serves to become the solution that people turn to for a more meaningful, private, and purposeful way to connect with one another, and share their life's story. We belive the Transcend app provides exactly that.

Current Stage and Roadmap

Today, you can find the Project Transcend Beta on the apple app store. We are hard at work developing additional features and functionality to make Transcend more engaging then ever. In the next few months, we plan to release our 1.0 offering, which would officially launch Project Transcend.

The roadmap we have in front of us is exciting, and we are furiously working on new features, enhanced memory playback, and immersive technologies to truly bring the moments and memories you create to life for generations.

As we scale the company, and develop new features, we intend to partner with several support organizations that would potentially put Transcend into the hands of thousands. We have identified several groups of people that we believe desperately need our app to capture their legacy, and we have created a program dedicated to helping them.

The Team

Officers and Directors

Name: Matthew Phillips

Matthew Phillips's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: June, 2019 - Present
  Responsibilities: Day to Day Operations, company growth, product, and strategy. Matt is not currently taking a salary from Project Transcend.

Name: Camden Ford

Camden Ford's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CTO & Director
  Dates of Service: June, 2019 - Present
  Responsibilities: Overall Product Direction, Technical Strategy. Camden is not currently taking a salary from Project Transcend.

Other business experience in the past three years:

- **Employer:** Timber Creek Distilling
  Title: President
  Dates of Service: August, 2022 - Present
  Responsibilities: Cam is the co founder and president of the company. He overseas overall company direction and operations.

Name: Anthony Englese

Anthony Englese 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: December, 2020 - Present
  Responsibilities: Overseeing company Operations, Vendor Management. Anthony is not currently taking a salary from Project Transcend.

Other business experience in the past three years:

- **Employer:** Juniper Networks
  Title: Director of Silicon Photonics Operations
  Dates of Service: August, 2016 - June, 2022
  Responsibilities: Lead the company operations for the Silicon Photonics division

Other business experience in the past three years:

- **Employer:** Open light
  Title: Operations
  Dates of Service: April, 2022 - Present
  Responsibilities: Overseeing company operations

Name: Robert Adams

Robert Adams 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO & Director
  Dates of Service: June, 2019 - Present
  Responsibilities: Financial Oversight. Robert is not currently taking a salary from Project Transcend.

Other business experience in the past three years:

- **Employer:** Ameriprise Financial Services, LLC
  Title: Private Wealth Advisor
  Dates of Service: February, 2004 - Present
  Responsibilities: Private Wealth Advisor, CERTIFIED FINANCIAL PLANNER™ practitioner

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign

page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Project Transcend was formed on February 22, 2019. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Project Transcend has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is

possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Project Transcend or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Project Transcend could harm our reputation and materially negatively impact our financial condition and business.

Lack of adoption
As with any software as a service we are dependent upon customer adoption of our services. Should we fail to gain sufficient customers this would obviously negatively impact the viability of the company.

The Company is vulnerable to hackers and cyber-attacks
As internet-based business, we may be vulnerable to hackers who may access the data of our users that utilize our platform. Further, any significant disruption in service on our platform could reduce the attractiveness of the platform and result in a loss of customers and partners using our platform. Further, we rely on a third-party technology provider to provide our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on Project Transcend, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We may face significant competition from other social media platform and digital apps and our operating results will suffer if we fail to compete effectively.
Our business operates in a highly competitive market. Competition presents an ongoing threat to the success of our business. Many of our competitors and potential competitors have greater financial resources and other resources including research and development, technology, programming, testing and marketing capabilities and as a result may develop competitive products or services or achieve earlier commercialization than we are able to achieve. These factors also may allow our competition to copy similar features or services as we provide on our platform.

Patents yet to be filed
The Company currently has no patents and relies on trade secrets for protection of its intellectual property. Our use of funds may, in part, be to establish patents for the systems and algorithms we have designed. Costs for patents can be expensive,

therefore the company management will have discretion over seeking patents.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Phillips	6,000,000	Common Stock	62.83%
Camden Ford	2,000,000	Common Stock	20.94%

The Company's Securities

The Company has authorized Common Stock, SAFE - 5M Cap, SAFE - 7M Cap, and SAFE 10M Cap. As part of the Regulation Crowdfunding raise, the Company will be offering up to 935,606 of Common Stock.

Common Stock

The amount of security authorized is 13,500,000 with a total of 11,000,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below for additional information.

Material Rights

The amount outstanding of Common Stock includes 1,450,000 shares reserved for issuance under the company equity incentive plan.

The amount outstanding of Common Stock includes 550,000 shares to be issued pursuant to stock options issued.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFE - 5M Cap

The security will convert into Common stock and the terms of the SAFE - 5M Cap are outlined below:

Amount outstanding: $563,500.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00
Conversion Trigger: Converts at our first priced round

Material Rights

1. **Events**

(a) **Equity Financing.** If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) **Liquidity Event.** If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically

receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) **Dissolution Event.** If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) **Termination.** This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

SAFE - 7M Cap

The security will convert into Common stock and the terms of the SAFE - 7M Cap are outlined below:

Amount outstanding: $90,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%

Valuation Cap: $7,000,000.00
Conversion Trigger: First Equity Financing

Material Rights

Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax

purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

SAFE 10M Cap

The security will convert into Common stock and the terms of the SAFE 10M Cap are outlined below:

Amount outstanding: $232,500.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: First Equity Financing

Material Rights

Events

(a) Equity Financing. If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price, if the pre-money valuation is greater than the Valuation Cap.

In connection with the issuance of Standard Preferred Stock or Safe Preferred Stock, as applicable, by the Company to the Investor pursuant to this Section 1(a):

(i) The Investor will execute and deliver to the Company all transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor; and

(ii) The Investor and the Company will execute a Pro Rata Rights Agreement, unless the Investor is already included in such rights in the transaction documents related to the Equity Financing.

(b) Liquidity Event. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option.

In connection with Section (b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

(c) Dissolution Event. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of the Company to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of the Company legally available for distribution to the Investor and all holders of all other Safes (the "Dissolving Investors"), as determined in good faith by the Company's board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts,

then the entire assets of the Company legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1(c).

(d) Termination. This instrument will expire and terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon either (i) the issuance of stock to the Investor pursuant to Section 1(a) or Section 1(b)(ii); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b)(i) or Section 1(c).

What it means to be a minority holder

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $50.00
  Number of Securities Sold: 500,000
  Use of proceeds: R+D
  Date: April 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $5.00
  Number of Securities Sold: 50,000
  Use of proceeds: R+D
  Date: April 28, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $75,000.00
  Use of proceeds: R&D
  Date: May 09, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $811,000.00
  Use of proceeds: R&D
  Date: May 25, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The business can operate for 9 to 12 months without revenue generation. The fixed cost of operations is lean and the COGS are based on usage of the platform.

Foreseeable major expenses based on projections:

Based on our projections, the Company's expenses consist of, among other things, marketing and sales expenses, research and development expenses and general operating expenses.

Future operational challenges:

Some potential challenges that are always top of mind for any startup are finding and retaining top tier mobile engineering, and software engineering talent, and customer acquisition and retention.

Future challenges related to capital resources:

Overall financial market conditions in the US (interest rates, inflation) could impact the ability to raise additional capital easily. Social Media investments are not immune to overall market conditions but we do not see a specific risk to this sector.

Future milestones and events:

The transition from a public Beta, to a 1.0 offering will likely mark the start of our subscription service, and revenue generation.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 30, 2022, the Company has capital resources of $18,100 cash on hand. The Company has not taken additional investments recently in anticipation of the Crowdfunding raise, but pumps money as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical for our immediate growth plans. However, as founders we have

the ability to independently fund the company to keep it in business if necessary. If this raise does not net us a substantial investment, it will not mean the company will fail. As founders, we have other means to gather investment.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, however, the pace of feature development and of user acquisition will be significantly slower than if we meet our funding goals.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 9-12 months. This is based on a current monthly burn rate of $9500 for expenses related to R&D, operating expenses and marketing and sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 27 months. This is based on a projected monthly burn rate of $45,000 for expenses related to R&D ($20K), operating expenses for the platform ($10K)and marketing and sales ($15K) to drive user growth.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of Dec 31, 2021, we have raised $766.6K to date and can likely raise additional capital if required, but this cannot be guaranteed.

The Company has contemplated additional future sources of capital including lines of credit, as well as a venture and/or private led funding round in the future.

Indebtedness

- **Creditor:** CooleyGo
  Amount Owed: $5,089.50
  Interest Rate: 0.0%

- **Creditor:** Matthew Phillips
  Amount Owed: $30,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Matthew Phillips
  Relationship to Company: Founder & CEO
  Nature / amount of interest in the transaction: $30,000
  Material Terms: There are no material terms of the transaction. Interest rate is 0%.

Valuation

Pre-Money Valuation: $14,520,000.00

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated incorporating the below:

<u>Market Growth & Trends</u>

Our platform is at the intersection of two prominent market trends. The primary trend is radical growth in people's desire to know where they come from, how they are connected to each other, and the past. This market today is dominated by Ancestry.com, who developed a subscription based software as a service (SaaS) offering, that builds your family tree using historical records. This gives users the ability to see the static public records of previous ancestry, and understand more about where they come from. We also see companies utilizing genetic records to tell you more about yourself, and “what you are’ - this is primarily dominated by 23andMe,as well as ancestry.com. Both of these companies have experienced significant growth and have crossed over into each other’s markets.

While we believe that the growth in these markets clearly indicates the consumers desire to learn more about themselves, they fail to deliver on this desire. These companies add value by focusing on the records of ancestors, or the genetic markers of your DNA to tell you more about yourself. However neither of these can provide what Transcend captures.

This leads to the second market we intersect, which is social media. Social media platforms are pervasive in our lives, but have never quite delivered on their goal to connect us to each other in a meaningful way. What began as a promise to connect us with one another, quickly became a way to connect us with advertisers and exploit our

data. Today, social platforms have been manipulated to acquire as much data about you as possible, and to leverage that data to sell advertising. Its algorithms are not optimized to facilitate human interaction, they are instead optimized to sell ads based on the content we view, the comments we make, and even the conversations we have - resulting in a lack of public trust.

We believe that our platform achieves an optimal intersection between these two markets and will provide tools to enable us to search and document who we are, where we came from, and more importantly, how we shape our lives to build a legacy we are proud of. We believe this process cannot be accomplished without also addressing our need to interact with others close to us to share our experiences. Afterall, our lives are the culmination of our shared experiences and Project Transcend was developed for the express purpose of facilitating more of those shared experiences, and documenting them in a secure, private, and shareable way. We believe that the intersection of these two markets is a huge opportunity not only to grow our business, but also to change peoples lives.

Comparable Competitor Companies

As stated in the Market Trends section, the most comparable companies we look at include Ancestry.com, 23 and Me, as well as various forms of social media including Facebook, Snapchat, Instagram, and Twitter. From a valuation perspective, the revenue per subscriber for these platforms are some of the highest in the industry, and by far, the leader in this space is Ancestry.com with an average value per subscriber at approximately $551/per subscriber (these numbers were based on publicly available information even though Ancestry.com is a privately held company). We believe that the subscriber base of Ancestry.com demonstrate the values and desires that our platform addresses and has the most similar mission to Project Transcend, although our approach and technology is significantly different from theirs.

Valuation Methodology

The method we used to calculate our initial valuation is based on a standard Net Present Value of Future Cash Flows method, sometimes referred to as the Silicon Valley Method, as this is the most common method applied to new start-ups with no revenue. Our business model is based on a pure subscriber revenue model similar to Ancestry.com. As a new company, we have taken a very cautious approach to subscriber growth and revenue growth. Based on this very conservative growth model, we have calculated our Net Present Value at $14.5M. *Please see below for additional information regarding our projections.*

Management's Prior Achievements & Success

Our team is very well rounded and very experienced in every aspect of building businesses from the ground up. We have all worked at very large companies, including: Intel, Brocade, Seagate, Juniper Networks, EMC, etc. as well as very small startups and resellers. We have extensive experience is Sales, Marketing, Operations, Engineering, Product Management, and Finance.

Business Partnerships & Relationships

Partnerships and relationships are our strengths. Most of us have worked in the Enterprise market where success and growth depends heavily on partnerships. We are leveraging our Enterprise partner program expertise to take our consumer-focused platform to market by partnering with military organization, charity organizations, religious organization, and partners in adjacent industries. We already have had very productive discussions, and in some cases, partner agreements, in place with several very large military charities as well as large Cancer and Alzheimers related charities. We believe that going to market through these important partnerships will not only provide access to millions of customers, but will also allow us to get our platform into the hands of the people who need this the most.

This valuation was calculated internally by the Company without any formal third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The company only has Common Stock authorized. In making this calculation, we have assumed:

(i) all outstanding options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $886,000 in SAFE Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.32 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  90.0%
  The funds we raise will be dedicated to additional features and functionality, as well as enhancement of existing features for our GA release. This will give us a feature set that delivers a superior social media/legacy creation experience for our users.

- *Marketing*
  4.5%
  Any funds leftover after we finish development will be allocated towards marketing our launch.

If we raise the over allotment amount of $1,234,999.92, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Company Employment*
  46.5%
  Our initial hires will be product focused, and engineering based in nature. this will allow us to substantially reduce outsourcing of software design & development, and give us greater control over our resources.

- *Marketing*
  8.0%
  To support our launch, we will be engaging in several marketing campaigns, These span in person events, to social media and web based marketing practices. We will also be creating content for these campaigns and will be allocating funds to the production of high quality marketing content to maximize our messaging's impact and reach.

- *Research & Development*
  40.0%
  Post launch transcend will be allocating a considerable amount of focus on the "exoerience creation" or " memory output" features of Transcend. Our move into enhanced memory playback requires a considerable investment in resources dedicated to AI, and machine learning to provide a phenomenal user experience.

The Company may change the intended use of proceeds if our officers believe it is in

the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.projecttranscend.com (TBD).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/projecttranscend

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Project Transcend Inc.

[See attached]

PROJECT TRANSCEND INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Project Transcend Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of Project Transcend Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 28, 2022
Los Angeles, California

PROJECT TRANSCEND INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2021**		**2020**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	54,825	$	37,382
Total Current Assets		**54,825**		**37,382**
Total Assets	**$**	**54,825**	**$**	**37,382**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	19,686	$	1,411
Shareholder Loan		47,250		750
Total Current Liabilities		**66,936**		**2,161**
Simple Agreement for Future Equity (SAFEs)		754,500		504,500
Total Liabilities		**821,436**		**506,661**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Subscriptions receivable		(1,000)		(1,000)
Retained Earnings/(Accumulated Deficit)		(766,611)		(469,279)
Total Stockholders' Equity		**(766,611)**		**(469,279)**
Total Liabilities and Stockholders' Equity	**$**	**54,825**	**$**	**37,382**

See accompanying notes to financial statements.

PROJECT TRANSCEND INC.
STATEMENTS OF OPERATIONS(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	288,039	79,049
Sales and Marketing	6,177	1,997
Total operating expenses	294,216	81,046
Operating Income/(Loss)	(294,216)	(81,046)
Interest Expense	3,116	847
Other Loss/(Income)	-	(3,000)
Income/(Loss) before provision for income taxes	(297,332)	(78,893)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (297,332)**	**$ (78,893)**

See accompanying notes to financial statements.

PROJECT TRANSCEND INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock			Subscriptions receivable		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity
	Shares		Amount					
Balance—December 31, 2019	10,000,000	**$**	**1,000**	**$**	**(1,000)**	**$**	**(390,387)**	**$ (390,387)**
Net income/(loss)							(78,893)	(78,893)
Balance—December 31, 2020	10,000,000		1,000		(1,000)	$	(469,279)	**$ (469,279)**
Net income/(loss)							(297,332)	(297,332)
Balance—December 31, 2021	**10,000,000**	**$**	**1,000**	**$**	**(1,000)**	**$**	**(766,611)**	**$ (766,611)**

See accompanying notes to financial statements.

PROJECT TRANSCEND INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(297,332)	$	(78,893)
Changes in operating assets and liabilities:				
Credit Cards		18,275		(6,669)
Net cash provided/(used) by operating activities		**(279,057)**		**(85,561)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowing on Shareholder Loans		46,500		-
Borrowing on SAFEs		250,000		112,500
Net cash provided/(used) by financing activities		**296,500**		**112,500**
Change in Cash		17,443		26,939
Cash—beginning of year		37,382		10,443
Cash—end of year	**$**	**54,825**	**$**	**37,382**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,116	$	847
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Project Transcend Inc. was incorporated on February 22, 2019 in the state of Delaware. The financial statements of Project Transcend Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

The company manufactures a mobile application (platform) dedicated to capturing and preserving one's life story and legacy. Currently we are pre revenue, and in the beta stage of development. Our mobile platform will be monetized via a subscription service (SaaS). Our platform is available on the apple app store, and we will drive subscription sales through strategic partnerships, and organic user growth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

Project Transcend Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps: Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company will earn revenues from its mobile platform, which will be monetized via a subscription service (SaaS). Our platform is available on the apple app store, and we will drive subscription sales through strategic partnerships, and organic user growth.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021 and December 31, 2020 amounted to $6,177 and $1,997, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 11,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2021, and December 31, 2020, 10,000,000 Common Stock have been issued and are outstanding.

4. DEBT

Owner Loans

The company borrowed money from the founder, Matthew Phillips. The details of the loans are as follows:

				For the Year Ended December 2021			For the Year Ended December 2020		
Owner	Principal Amount	Interest Rate	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Matthew Phillips- no agreement signed	$ 47,250	0.00%	No set maturity	$ 47,250		$ 47,250	$ 750		$ 750
Total				$ 47,250	$ -	$ 47,250	$ 750	$ -	$ 750

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

				As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**Discount**	**2021**	**2020**
Safes 2019	Fiscal Year 2019	$ 5,000,000	not set	$ 381,500	$ 381,500
Safes 2019	Fiscal Year 2019	$ 10,000,000	not set	$ 100,000	$ 100,000
Safes 2020	Fiscal Year 2020	$ 10,000,000	not set	$ 23,000	$ 23,000
Safes 2021	Fiscal Year 2021	$ 10,000,000	not set	$ 250,000	
Total SAFE(s)				**$ 754,500**	**$ 504,500**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor either: (1) a number of shares of Standard Preferred Stock equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or (2) a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater than the Valuation Cap. If there is a Liquidity Event before the expiration or termination of this instrument, the Investor will, at its option, either a) receive a cash payment equal to the purchase amount (subject to the following paragraph) or b) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the Investor fails to select the cash option.

If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the Purchase Amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. The SAFE will expire and upon either the issuance of stock to the investor pursuant to above or payment. Since the SAFEs are potentially settle able in cash, the Company has decided to classify them as a liability.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(62,440)	$	(16,567)
Valuation Allowance		62,440		16,567
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(160,988)	$	(98,549)
Valuation Allowance		160,988		98,549
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $766,611, and the Company had state net operating loss ("NOL") carryforwards of approximately $766,611. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

The company borrowed money from the founder, Matthew Phillips. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021 and December 31, 2020, the outstanding balance of the loan is $47,250 and $750, respectively.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021 through September 28, 2022, which is the date the financial statements were available to be issued.

On April 28, 2022, the Company issued 550,000 stock options from 2019 Equity Incentive Plan to two holders.

In 2022, the Company issued the Simple Agreements for Future Equity ("SAFE") in the aggregate amount of $185,000. The valuation CAP is set to $5,000,000/ $7,000,000 / $10,000,000, without a discount rate.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $294,216, an operating cash flow loss of $279,057, and liquid assets in cash of $54,825, which less than a year's worth of cash reserves as of December 31, 2021. These factors normally raise doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Project Transcend is not live or open to the public at this moment.

Legacy Redefined. Social Media Reimagined.

INVEST IN PROJECT TRANSCEND TODAY!

Project Transcend is social media for capturing one's life story, and ultimately their legacy. Rather than manufacture content for clicks, likes, and mass engagement, the Transcend platform encourages users to capture authentic moments, and share meaningful... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PROJECT
TRANSCEND

REASONS TO INVEST

- Project Transcend is a mobile app designed to capture and share your life's story, and ultimately your legacy. By giving users tools to capture and share significant moments, and tell the stories behind them, our platform provides an overall more purposeful social media experience.

- Social media is a massive global market, with over half the world's population spending hours every day on various platforms and apps.* Yet increasingly, users report that today's popular platforms leave them feeling lonely or disconnected, as opposed to connected,* indicating that there is an opportunity in offering something better. Rather than being focused on monetization through ad revenue, or selling user data, our model is based on organic growth through subscription sales, by providing a meaningful experience for our users. We also give back to the communities that need our product most with our We Transcend Program. For each subscription sold, we gift a subscription to one of our partner organizations in need.

- At its heart, Project Transcend is an experience creation company. As we evolve, we are excited to utilize AR & VR applications to create immersive memory experiences for users.

*Market information provided by (source) (source)

OVERVIEW

Redefining Legacy


"We envision a world where the absolute magic of life can be captured, & experienced by those we love. Forever."



At Project Transcend, we believe that every life story matters and that the legacies we build are the key to elevating every aspect of humanity.

But what does it mean to leave a legacy?
We believe that legacy is not about wealth or material assets, it's about who you are, who you've been, and who you will become. It's the moments you experience, it's the memories you make. It's what you've learned, and what you choose to share. It's how you live, how you love, and the impact you have on the world, and those around you. It's how we will be remembered.


Introducing Project Transcend: The Answer to the...
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THE PROBLEM & OUR SOLUTION

Social Media Needs a Revolution. Legacy Needs a Home.

When we lose someone we love, we effectively lose access to their wisdom, knowledge, stories, and experiences. We believe that today there are a limited amount of tools available to privately, and purposefully, capture this type of content. We believe that social media falls short of delivering the privacy, and authenticity, required for one's legacy.


Advice
What advice would you give your younger self?

*The above graphic contains images of our beta app which is currently available in the App Store for general use.

Your story is epic. Let's tell it.

With Project Transcend, we set out to make it easy for people to capture who they really are, what's important, and what they wish to share in a way that connects people across space and time. On our platform, users have the tools to tell their stories, connect authentically, and build their legacy through soul-searching prompts, media recordings, and encrypted chats.


Hopes & Dreams
Wisdom
What are the keys to living a happy life?
Significant Memories
Family
What is your favorite family moment from this fall?
Pets

*The above graphic contains images of our beta app which is currently available in the App Store for general use.


Your data is sacred - never sold.
Privacy never compromised.
Forever own the rights to what is yours.
A legacy that lasts forever.

THE MARKET & OUR TRACTION

Ready to Start Making Memories

At present, Project Transcend is finalizing development for launch, but through the formation of mutually beneficial relationships, we anticipate that the demand for our technology will be substantial. Beyond applications for everyday social media users, we believe our platform will be a valuable resource for a number of organizations and communities – serving veterans, active duty military, first responders, Alzheimer's patients, cancer treatment centers, new parents, ancestry archivists, and more.


Your story, your experience, your life's journey, your legacy like never before, carefully curated & beautifully delivered

With additional funding, Project Transcend's goal is to add additional features & functionality, scale our technical team, launch our 1.0 version, and empower users across the globe to create their legacies.


Tiffany's Wedding
Matthew Phillips
MOMENTS
A day at the beach, with friends and family

*The above graphic contains images of our beta app which is currently available in the App Store for general use.

WHY INVEST

Let's Create a Legacy Together


Relationships
Values
Goals
Animals
Identity
Facts
Life Lessons
Values
Chapters
Childhood
Adolescence
Advice
What advice would you give your younger self?
RESPOND

*The above graphic contains images of our beta app which is currently available in the App Store for general use.

By empowering people to tell their stories like never before, we believe that Project Transcend is the first platform of its kind, and an antidote to the disconnection created by other social media outlets. It's a place where you can go to connect deeply with yourself and those you love, as well as a way for moments and memories to become immersive experiences. With this in mind, we are seeking investors who share our vision and are ready for a new approach to social media.

Everyone leaves a legacy. What will yours be?


What is the most important lesson to pass on to your kids?
#WeTranscend projecttranscend.com
@thetranscendapp

*The above graphic contains images of our beta app which is currently available in the App Store for general use.

ABOUT

HEADQUARTERS
5432 WINDMILL LN
RALEIGH, NC 27606

VALUATION
$14.52M

Project Transcend is social media for capturing one's life story, and ultimately their legacy. Rather than manufacture content for clicks, likes, and mass engagement, the Transcend platform encourages users to capture authentic moments, and share meaningful memories that are accessible for generations to come. The project is currently pre-revenue and in the beta-testing stages as our team seeks funding to support a successful in-market launch.

TEAM



Matthew Phillips
CEO & Director

Born and raised in the Silicon Valley, Matt quickly found himself immersed in the disruptive nature of emerging enterprise technologies, and began his tech career in the start-up space. Fast forward a handful of years and Matt had built a reputation as one of the highest performing technology leaders globally, responsible for several hundred million in revenue annually across public, commercial, and federal spaces. But you aren't here to read about accolades, you're here to know why he started this company.

Like many things we are compelled to do, this mission was born out of a need to change things.

As a teenager, Matt watched his best friend, and company CFO Bobby Adams lose both of his parents unexpectedly. A few years later he would experience the loss of his own Grandparents, who were his personal heroes. He then unexpectedly lost his own Father, and then his Mother.

It was in his basement, on a winter day in February, when Matt experienced a brush with his own mortality. One that would usher in a new perspective on life, time, and purpose. One that would change the trajectory of his life forever.

As a father of two small children, Matt realized that he nearly left his children without a way to feel his love, have his support, or benefit from the wisdom he has to share with them throughout their lives. He realized that this problem had been surrounding him his entire life's journey, and it was time to do something about it.



Camden Ford
CTO & Director

Camden has more than 25 years of engineering, software development, product management, and marketing experience at companies including HP, Intel, Brocade, and Seagate, with a focus on both consumer, and enterprise solutions. Camden has a BS/MS in Electrical Engineering as well as an MBA. At Transcend, Camden is responsible for driving infrastructure architecture as well as product functionality. As a husband and father of two great kids, Camden jumped at the chance to join this mission with the goal of developing a platform to help communicate more effectively with his family and help his kids have better, more meaningful, fulfilling lives.



Anthony Englese
COO

Tony Englese is a Silicon Valley startup veteran that now calls the MS Gulf Coast home. The focus of Tony's career has been taking products from concept to release, and helping to build the discipline and processes that support young companies' growth. From hands on technical contributions to the establishment of business-critical systems and supply chains, many hats have been worn. Prior startups include Aurrion (acquired by Juniper Networks) and Xsigo Systems (acquired by Oracle).

Tony and his wife spend their time keeping up with their three daughters, two dogs and numerous family members on the coast. Tony has more hobbies and interests than he has time, but some include music, playing guitar, cooking and baseball. Tony believes that our wisdom, love, and experiences are the most valuable assets we have in this life, and that Transcend represents the best way to capture and preserve those assets authentically.



Robert Adams
CFO & Director

Bobby Adams serves as a Certified Financial Planner and private wealth advisor for a large financial advisory firm in Silicon Valley. He is in his 19th year in practice, and is well regarded as an industry leader.

Bobby understands the importance of legacy more than most, as he experienced the unexpected loss of both his Mother and Father in his adolescence. As a result, he's left with more questions than answers, fading memories, and no real way to connect to the past - and he doesn't want others to feel that pain. Bobby immediately understood the value that Transcend could help bring to the world, and co-founded the company with his life long friend, Transcend founder Matthew Phillips.

He believes that Transcend can fill a huge void by capturing the knowledge and wisdom of those we love, and preserving moments and memories for generations. His 9 and 7 year old children are the loves of his life, and he cherishes each and every moment they spend together.

TERMS

Project Transcend

Overview

PRICE PER SHARE **$1.32**	VALUATION **$14.52M**
DEADLINE **Feb 7, 2023**	AMOUNT RAISED **$0.00**

Breakdown

MIN INVESTMENT **$149.16**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,234,999.92**	ASSET TYPE **COMMON**
MIN NUMBER OF SHARES OFFERED **7,575**	SHARES OFFERED **Common Stock**
	MAX NUMBER OF SHARES OFFERED **935,605**

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Project Transcend Inc.**
Corporate Address :	**5432 WINDMILL LN, RALEIGH, NC 27606**
Offering Minimum :	**$10,000.32**
Offering Maximum :	**$1,234,999.92**
Minimum Investment Amount (per investor) :	**$149.16**

Terms

Offering Type :	**Equity**
Security Name :	**Common Stock**
Minimum Number of Shares Offered :	**7,576**
Maximum Number of Shares Offered :	**935,606**
Price per Share :	**$1.32**
Pre-Money Valuation :	**$14,520,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses

Time-Based:

Friends and Family Bonus

Invest within the first 72 hours and receive 20% bonus shares

Early Investor Bonus 1

Invest within the first week and receive 15% bonus shares

Early Investor Bonus 2

Invest within the first two weeks and receive 10% bonus shares

Amount-Based:

$500+ | I want this to exist

1 year of Project Transcend's premium subscription at no cost.

$1,000+ | I'm down for the cause

5% Bonus Shares

1 year of Project Transcend's Premium subscription, at no cost.

$2,500+ | I'm a true believer in Legacy

8% Bonus Shares

1 year of Project Transcend's Premium subscription, at no cost.

Special edition artwork, custom created from one of your Moments / Memories within the Project Transcend App. Each custom print will feature a unique QR code that links your artwork to the corresponding memory within the app, allowing you to proudly display your favorite moments, while also being able to experience them in the most meaningful way.

$5,000+ | I'm in it to win it with you

10% Bonus Shares

1 Lifetime Premium Subscription to Project Transcend

Special edition artwork, custom created from one of your Moments / Memories within the Project Transcend App. Each custom print will feature a unique QR code that links your artwork to the corresponding memory within the app, allowing you to proudly display your favorite moments, while also being able to experience them in the most meaningful way.

$10,000+ | I'm Ride or Die for this

15% Bonus Shares

2 Lifetime premium subscriptions to Project Transcend, for you and a loved one.

Phone call with the founders of Project Transcend to create your own "Starter Pack"

$20,000+ | Let's start a social media revolution.

20% Bonus Shares

5 Lifetime premium subscriptions to Project Transcend for you and your loved ones.

Invitation to the Transcend Advisory Committee, where you can interact with our founders, and potentially impact product and company direction 4 x per year.

Phone call with the founders of Project Transcend to create your own "Starter Pack"

Private dinner with Project Transcend's founder, Matthew Phillips

Loyalty Bonus will be 20% (previous investors, beta users)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Project Transcend will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.32 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $132 . Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

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Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video Script 1

Today, we spend more time on social media apps than any other type of app, yet most of us believe that social media is making us feel less happy… and it's not hard to see why.

What started as a promise to connect us with one another, quickly became a way to connect us with advertisers, and exploit us. Our desire for connection has come at the cost of our privacy, and we no longer feel safe expressing our authentic selves.

Have you ever thought to yourself, "there has got to be a better way?"

Yeah, us too - so we did something about it.

Welcome to Project Transcend, a revolutionary platform dedicated to building your legacy, and strengthening your relationships.

Our app empowers you to capture all that you are, all that you've learned, and all that you wish to share - in a way that can be experienced by the people you love, forever.

Transcend is changing the way that people document their life's story, and ultimately their legacy. By inspiring meaningful interaction, our platform helps people connect to themselves, and one another in profound ways. It's legacy, re-defined. It's social media re-imagined.

I'm Matt Phillips, one of the founders of Transcend, and we'd be honored if you took a moment to learn about what we've created, and what makes it special.

You see Transcend is built to serve you, not advertisers. There are no ads, no noise, & no nonsense. We focus on just the moments and people in your life that matter most - and nothing more.

Second - Privacy - For us it's not a buzzword, it's a belief system. With Transcend your data is sacred, not sold. You have ownership over your content, and you are in complete command of how it's shared. This is a safe place to be yourself, and we make expressing yourself easier than ever.

Transcend is not just another app - it represents a movement. A return to who and what matters most.

Transcend is where you hear the meaning behind the moments. The stories that bring memories to life. The voices of those we love. Their laugh, their wisdom. Their story. Your story. Beautifully delivered, and secure for generations. Every life story matters, and we won't rest until the power of legacy is in the hands of everyone.

We are excited about how far we've come, but we are just getting started. We need your help to accelerate Transcend's development and help bring your moments and memories to life. If you believe what we believe, and want to be a part of the journey, we would be honored to have you.

You can download our beta version on the Apple app store, or invest through our friends at StartEngine.

This isn't social media, this is social progress.

This is Transcend.

Video Script 2

Look I think if we're being honest with ourselves, in our gut we all know that social media is tearing apart our social fabric. I mean we no longer live in the moment because we're too busy curating moments to share online. We've somehow arrived at this weird place where being a good person can take a distant second to having a good following, where the content of your character can be eclipsed by the contents of your account, where being liked online is more important than being loved in real life. In this place it seems that opinions are everywhere but substance is scarce, memes are replacing memories, brevity trumps eloquence, and status updates - they seem to be nothing more than people's social statuses on display. I don't know about you but it feels to me that in this pursuit of perfection we've done nothing more than perfected the art of losing our true selves, we've traded fate for swipes, we do it for the gram but not for our souls, we're connected to any and everything but we seem to be losing our ability to truly connect to anyone. So where do we go from here? In a world that's so obsessed with temporary, how do we anchor ourselves in permanence? How do we return to the things that mattered most? The people that move us, the times that define us? How do we get back to where the moments have meaning and where the connection to what matters is all that matters? That's Transcend.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "PROJECT TRANSCEND INC.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF DECEMBER, A.D. 2022, AT 10:07 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

7295099 8100
SR# 20224209880

Authentication: 205040091
Date: 12-08-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:07 AM 12/08/2022
FILED 10:07 AM 12/08/2022
SR 20224209664 - File Number 7295099

**CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
PROJECT TRANSCEND INC.**

Matthew Phillips hereby certifies that:

ONE: He is the duly elected and acting President of Project Transcend Inc., a Delaware corporation (the "**Corporation**").

TWO: The Certificate of Incorporation of this Corporation was originally filed with the Secretary of State of the State of Delaware on February 22, 2019 (the "**Certificate of Incorporation**").

THREE: Pursuant to Section 242 of the Delaware General Corporation Law (the "**DGCL**"), the Certificate of Incorporation is hereby amended as follows:

1. Article IV of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

   This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 13,500,000, each having a par value of $0.0001.

FOUR: This Certificate of Amendment was duly approved by the Board of Directors and Stockholders of the Corporation pursuant to resolutions in accordance with Sections 141, 228, and 242 of the DGCL.

FIVE: All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President, this 8th day of December, 2022.

/s/Matthew Phillips

By: Matthew Phillips
Title: Chief Executive Officer and President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "PROJECT TRANSCEND INC.", FILED IN THIS OFFICE ON THE TWENTY-SECOND DAY OF FEBRUARY, A.D. 2019, AT 9:10 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

7295099 8100
SR# 20221664214

Authentication: 203288502
Date: 04-27-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:10 PM 02/22/2019
FILED 09:10 PM 02/22/2019
SR 20191306836 - File Number 7295099

CERTIFICATE OF INCORPORATION

OF

PROJECT TRANSCEND INC.

The undersigned, a natural person (the "*Sole Incorporator*"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Project Transcend Inc.

II.

The registered office of the corporation in the State of Delaware is 850 New Burton Road, Suite 201, City of Dover, County of Kent, 19904 and the name of the registered agent of the corporation in the State of Delaware at such address is COGENCY GLOBAL INC.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 11,000,000, each having a par value of $0.0001.

V.

A. **Management by Board of Directors**. The management of the business and the conduct of the affairs of the corporation will be vested in its Board of Directors. The number of directors which will constitute the whole Board of Directors will be fixed by the Board of Directors in the manner provided in the Bylaws. Unless and except to the extent that the bylaws of the corporation so require the election of directors of the corporation need not be by written ballot.

B. **No Cumulative Voting**. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, will be entitled to so cumulate such stockholder's votes unless (1) the names of such candidate or candidates have been placed in nomination prior to the voting and (2) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any

candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

C. **Removal.** Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

D. **Empowerment Regarding Bylaws.** The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders will also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders will require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

VI.

A. **Liability of Directors Limited.** The liability of the directors for monetary damages for breach of fiduciary duty as a director is eliminated to the fullest extent under applicable law.

B. **Indemnification Authorized.** To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. **Limitation on Repeal of Article VI.** Any repeal or modification of this Article VI is only prospective and does not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

The name and the mailing address of the Sole Incorporator is:

Matthew Phillips
Po Box #5625

Cary, North Carolina 27512

IX.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX is held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances will not in any way be affected or impaired thereby.

[Remainder of this page intentionally left blank]

This Certificate has been subscribed as of February 22, 2019 by the undersigned who affirms that the statements made herein are true and correct.

/s/ Matthew Phillips

Matthew Phillips
Sole Incorporator